Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference of our firm under the caption “Experts” in the Registration Statement on Form S-3, related Base Prospectus of Tricida, Inc. for the registration of up to $250,000,000 of its common stock, preferred stock, debt securities, warrants, units, rights to purchase common stock, preferred stock, debt securities or units, and related Sales Agreement Prospectus of Tricida, Inc. for the registration of up to $75,000,000 of its common stock, and to the incorporation by reference therein of our reports dated March 2, 2020, with respect to the financial statements of Tricida, Inc., and the effectiveness of internal control over financial reporting of Tricida, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California
January 22, 2021